SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No        X

UPM-Kymmene Corporation Company Announcement December 5, 2007 at 14:00

UPM’s American Depositary Share (ADS) trading on the New York Stock Exchange ends today; trading of the Company’s ADSs will move to the OTC market in the United States

Today is the last day for UPM-Kymmene Corporation’s listing of its ADSs on the New York Stock Exchange (NYSE). Starting from December 6, 2007, the Company’s ADSs will be traded on the US over-the-counter (OTC) market under a Level 1 sponsored American Depositary Receipt program.

In addition to delisting from the NYSE, UPM will file a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate its other registration and reporting obligations. Upon the filing, UPM’s other reporting obligations will be suspended immediately. These reporting obligations will be finally terminated after a 90-day waiting period provided that the SEC does not raise objections.

UPM has been listed on the NYSE and subject to the accounting and reporting requirements of the Securities Exchange Act of 1934 since June 1999. The primary trading market for UPM’s shares is the OMX Nordic Exchange Helsinki in Finland.

For further information, please contact:

Ms Sari Kolu, Senior Group Legal Counsel, UPM, tel. +358 50 384 3027

Mr Olavi Kauppila, Senior Vice President, Investor Relations, tel. +358 40 700 3721

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations